UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                           No                  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                           No              X

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (“BBVA”), pursuant to the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has reached an agreement with the company “Neon Payments Limited” (the “Company”) for the subscription of 492,692 preference shares of the Company (the “Shares”), representing approximately 21.7% of its share capital, through a share capital increase and in consideration of approximately USD 300 million1 (the “Subscription”).

The Company, a company incorporated and domiciled in the United Kingdom, is the owner of 100% of the shares of the Brazilian company “Neon Pagamentos S.A.”.

As at the date of this communication, BBVA is already the indirect owner of approximately 10.2% of the share capital of the Company2. Upon completion of the Subscription, BBVA will hold direct and indirectly, approximately 29.7%3 of the share capital of the Company.

BBVA estimates that Subscription of the Shares and payment of the price will take place during February 2022. BBVA and the other current shareholders of the Company will also enter into a shareholders agreement that will contain minority shareholders’ protection rights as it is customary in this kind of transactions.

The Subscription of the Shares will imply a consumption of Common Equity Tier 1 (fully loaded) of approximately 10 basis points4.

Madrid, February 14, 2022

[1]	Equal to approximately EUR 263 million, using the applicable EUR-USD exchange rate as of February 11, 2022, this is 1.14.
[2]	Through “Propel Venture Partners Global, S.L.” and “Propel Venture Partners Brazil, S.L.”. BBVA owns more than 99% of the share capital of these two companies.
[3]	Equal to approximately 25.6% of the share capital on a fully diluted basis (this is, assuming the issuance of all the shares under all the current share options granted by the Company).
[4]	Calculated taking into consideration the BBVA group’s financial statements as of December 31, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2022	By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A